Filed pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration No. 333-232067

Issuer Free Writing Prospectus dated March 22, 2021

Relating to Preliminary Prospectus Supplement dated March 22, 2021

Free Writing Prospectus

Anixa Biosciences, Inc. (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated March 22, 2021 and other documents the issuer has filed with the SEC for more complete information about the Company and this offering.

The information in this free writing prospectus supplements the preliminary prospectus supplement dated March 22, 2021, as follows:

Anixa Biosciences Announces $10 Million Bought Deal Offering of Common Stock

SAN JOSE, Calif., March 22, 2021 /PRNewswire/ — Anixa Biosciences, Inc. (NASDAQ: ANIX) (“Anixa” or the “Company”), a biotechnology company focused on the treatment and prevention of cancer and infectious diseases, today announced that it has entered into an underwriting agreement with H.C. Wainwright & Co. under which the underwriter has agreed to purchase on a firm commitment basis 1,904,762 shares of common stock of the Company at a public offering price of $5.25 per share, less underwriting discounts and commissions. The Company also has granted the underwriter a 30-day option to purchase up to an additional 285,714 shares of common stock at the public offering price, less underwriting discounts and commissions. The offering is expected to close on or about March 25, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The gross proceeds of the offering are expected to be approximately $10 million, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and excluding the exercise of the underwriter’s option to purchase additional shares. The Company intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, ongoing research and pre-clinical studies, clinical trials, the development of new biological and pharmaceutical technologies, investing in or acquiring companies that are synergistic with or complementary to its technologies, and licensing activities related to current and future product candidates and working capital.

The shares of common stock are being offered pursuant to an effective registration statement on Form S-3 (File No. 333-232067) that was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 11, 2019 and declared effective on June 21, 2019. The shares of common stock may be offered only by means of a prospectus supplement forming a part of the effective registration statement. A preliminary prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the preliminary prospectus supplement and accompanying prospectus relating to the offering, when filed, may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022, by email at placements@hcwco.com or by phone at (212) 856-5711.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Anixa

Anixa Biosciences, Inc. is a publicly-traded biotechnology company developing a number of programs addressing cancer and infectious disease. Anixa’s therapeutics portfolio includes a cancer immunotherapy program which uses a novel type of CAR-T, known as chimeric endocrine receptor T-cell (CER-T) technology, and a Covid-19 therapeutics program focused on inhibiting certain viral protein function. The company’s vaccine portfolio includes a vaccine to prevent breast cancer, and specifically triple negative breast cancer (TNBC), the most deadly form of the disease, and a vaccine to prevent ovarian cancer. These vaccine technologies focus on immunizing against specific proteins that have been found to be expressed in certain forms of cancer. Anixa’s therapeutic and vaccine programs are currently in the research and pre-clinical stage of development. Anixa continually examines emerging technologies in complementary fields for further development and commercialization. Additional information is available at www.anixa.com.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” or the negative of such terms, or other comparable terminology. Forward-looking statements relating to expectations about future results or events are based upon information available to Anixa as of today’s date and are not guarantees of the future performance of the company, and actual results may vary materially from the results and expectations discussed. Some of the risks and other factors that could cause the results to differ materially from those expressed in the forward-looking information include, but are not limited to: market and other conditions, the completion of the public offering, the satisfaction of customary closing conditions related to the public offering and the intended use of net proceeds from the public offering. . Additional information concerning these and other risks is contained in Anixa’s most recently filed Annual Report on Form 10-K, Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Anixa, or other matters and attributable to Anixa or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Anixa does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Anixa Investor contact:

Mike Catelani

mcatelani@anixa.com

408-708-9808